                       SECURITIES AND EXCHANGE COMMISSION

                                   FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        FILED UNDER SECTION 33(A) OF THE
            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED,
                                  ON BEHALF OF
                  COMPANHIA ESTADUAL DE GAS DO RIO DE JANEIRO
                                      AND
                                  RIOGAS S.A.


       Enron Corp., an Oregon corporation ("Enron"), hereby files this Form U-57 under Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on behalf of Companhia Estadual de Gas do Rio de Janeiro, a Brazilian corporation ("CEG"), and Riogas S.A., a Brazilian corporation ("Riogas"), for the purpose of notifying the Securities and Exchange Commission that each of CEG and Riogas is a "foreign utility company" under such Section 33(a).

       The State of Rio de Janeiro, Brazil is conducting a partial privatization of CEG and Riogas by auctioning 56.4% of the shares of CEG and 75% of the shares of Riogas. Certain subsidiary companies of Enron are among the successful bidders in that auction. The sale of the shares of CEG and Riogas is expected to close on or about July 21, 1997 (the "Closing"). At the Closing, Enron will indirectly (through such subsidiary companies) acquire shares of CEG and Riogas in the following manner:

CEG

       Enron owns 100% of the shares of Atlantic Commercial Finance, Inc., a Delaware corporation ("Atlantic"). Atlantic owns 100% of the shares in (a) Enron International Brazil Gas Holdings, Ltd., a Cayman Islands limited liability company ("Enron Brazil Holdings"), and (b) Enron International Brazil 1997 Ltd., a Cayman Islands limited liability company ("Enron Brazil 1997"). Enron Brazil Holdings is the 99% quotaholder, and Enron Brazil 1997 is the 1% quotaholder, of GEC Participacoes Ltda., a Brazilian limitada ("GEC"). At the Closing, GEC proposes to acquire 12,447,015,252 shares of CEG, which will represent 25.3833% of the outstanding shares of CEG.

RIOGAS

       Enron Brazil 1997 owns 84% of the shares of Borgogna Participacoes E Empreendimentos Ltda., a Brazilian limitada ("Borgogna"). The remainder of the shares of

Borgogna are owned as follows: (a) Pluspetrol Energy Sociedad Anonima ("Pluspetrol") owns 12% of the Borgogna shares; (b) Iberdrola Investimentos Sociedade Unipessoal Ltd. ("Iberdrola") owns 3.5% of the Borgogna shares; and Gas Natural SDG SA ("Gas Natural") owns 0.5% of the Borgogna shares. At the Closing, Borgogna proposes to acquire (i) 816,500 common shares of Riogas, which will represent 16.3% of the outstanding common shares of Riogas, and (ii) 2,933,500 preferred shares of Riogas, which will represent 29.335% of the outstanding preferred shares of Riogas.

       Enron Brazil 1997 also owns 51% of the shares of Ementhal Participacoes E Empreendimentos Ltda., a Brazilian limitada ("Ementhal"). Iberdrola owns the remaining 49% of the shares of Ementhal. At the Closing, Ementhal proposes to acquire (i) 816,500 common shares of Riogas, which will represent 16.3% of the outstanding common shares of Riogas, and (ii) 2,933,500 preferred shares of Riogas, which will represent 29.335% of the outstanding preferred shares of Riogas.

ITEM 1

       Set forth below is the following information for each of CEG and Riogas:
(a) its name; (b) its business address; (c) a description of its facilities used for the distribution at retail of natural or manufactured gas; and (d) to the extent known, the name of each person that will hold five percent or more of any class of its voting securities from and after the Closing.

CEG

       (a)    Name:  Companhia Estadual de Gas do Rio de Janeiro.

       (b)    Business Address:  Rua Sao Cristovao, No. 1200, Rio de Janeiro,
Brazil.

       (c) Description of Facilities: A 2,200 km-long pipeline network in the State of Rio de Janeiro, Brazil, for the distribution of natural gas and manufactured gas, together with an LPG piped gas system, a manufactured gas production and storage unit and three manufactured gas modulating systems.

       (d)    Shareholders :

              Name                                Shares                Percentage
              ----                                ------                ----------


              Federal Union of Brazil           16,941,583,154            34.5490

              Employees                          4,413,264,000             9.0000

              Gas Natural                        9,266,111,355            18.8964


              Iberdrola                          4,840,505,931            9.8713

              Pluspetrol                         1,106,401,355            2.2563

              GEC                               12,447,015,252           25.3833

RIOGAS

       (a)    Name:  Riogas S.A.

       (b) Business Address: Av. Presidente Vargas, No. 1,1000, 11th Floor, Rio de Janeiro, Brazil.

       (c) Description of Facilities: A gas pipeline network in the portion of the State of Rio de Janeiro in which CEG does not operate.

       (d)    Shareholders:

                                           Common Shares:              Preferred Shares:

              Name                         Shares        Percent       Shares        Percent
              ----                         ------        -------       ------        -------
              Petrobras Distribuidora         816,500    16.3          2,933,500     29.335

              Gas Natural                   2,550,500    51.0          1,199,500     11.995

              Ementhal                        816,500    16.3          2,933,500     29.335

              Borgogna                        816,500    16.3          2,933,500     29.335

ITEM 2

       Domestic Associate Public-Utility Companies. A subsidiary of Enron, Portland General Electric Company, an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity predominately in the State of Oregon. Accordingly, Enron is a "holding company" and Portland General Electric Company will be an "associate company" of CEG and Riogas, as such terms are defined in the Act. Enron is exempt from the provisions of the Act (other than Section 9(a)(2)) by reason of Section 3(a)(1) of the Act and Rule 250.2 promulgated under the Act. Portland General Electric Company will not own any of the shares of CEG or Riogas.

       State Commission Certification. Enclosed as Exhibit A is a copy of the certification of the Oregon Public Utilities Commission that is required under
Section 33(a)(2) of the Act.

       The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                   ENRON CORP.



                                   By:     /s/ ROBERT H. BUTTS
                                           -------------------------------------

                                   Name:   ROBERT H. BUTTS
                                           -------------------------------------

                                   Title:  VICE PRESIDENT AND CONTROLLER
                                           -------------------------------------


                                   July 17, 1997

                                                                       EXHIBIT A

                        Oregon Public Utility Commission
                             550 Capitol Street NE
                             Salem, OR  97310-1380
                                 (503) 373-7394

                                 June 23, 1997




Securities and Exchange Commission
Judiciary Plaza
450 West Fifth Street
Washington, D.C.  20549

Re: Public Utility Holding Company Act of 1935 - Investments in Foreign Utility Companies by Enron Corp.
       DOJ File No. 860-115-GP0138-96


       Enron Corp. (Enron) has advised us that it, or its subsidiaries or affiliates, may from time to time directly or indirectly acquire and maintain interests in one or more "foreign utility companies," as that term is defined in the Public Utility Holding Company Act of 1935, as amended ("PUHCA"). Such foreign utility companies will derive no part of their income from electric or gas utility operations within the United States.

       Upon closure of Enron's merger with Portland General Corporation (PGC), the parent corporation of Portland General Electric Company (PGE), Enron will own all of the stock in PGE. PGE is a "public utility" as defined in the Oregon public utility laws and, as such, is subject to our jurisdiction over its utility operations within the state of Oregon, including its retail electric rates. PGE is also a "public utility company" as that term is defined in PUHCA.

       The 1992 Energy Policy Act amendments to PUHCA provide a procedure for exempting a foreign utility company from PUHCA such that a public utility company's direct or indirect ownership of the requisite percentage of voting securities will not make it a holding company or require SEC approval.(1) Specifically, PUHCA section 33(a)(1) provides that a foreign utility company will not be deemed to be a public utility company under PUHCA. Section 33(a)(2) makes the exemption of section 33(a)(1) effective for a foreign utility company with a domestic utility affiliate upon certification to the SEC by the state commission having jurisdiction over the retail rates of the domestic utility affiliate "that it has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority."

       Enron has requested that we provide to the SEC the certification specified in section 33(a)(2) of PUHCA.




--------------------------------
(1) PUHCA section 33(a)(3) defines "foreign utility company" as any PUHCA-defined public utility company whose facilities are not located in the United States if such company "derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light, or power, within the United States," and neither the company nor any of its subsidiaries is a public utility company operating in the United States. The term "foreign utility company" as used in this letter has the meaning set forth in section 33(a)(3).

Securities and Exchange Commission
June 23, 1997
Page Two




       In considering this matter, we have reviewed our regulatory authority provided by the Oregon public utility laws and the resources available to us to carry out our statutory responsibilities. We have also relied upon the statements and commitments contained in the enclosed letter from Enron requesting this certification. More importantly, we have recently entered an order approving the aforementioned merger between Enron and PGC. That order contains several conditions to assist us in monitoring dealings between Enron and PGE. The Commission assumes that Enron will comply with all of the conditions in the merger order. Finally, we have considered that PUHCA permits us, upon the filing of a notice, to revise or withdraw this certification prospectively as to any future acquisition.

       Based upon the foregoing, we certify to the Securities and Exchange Commission that we have the authority and resources to protect ratepayers subject to our jurisdiction and we intend to exercise that authority.


/s/ ROGER HAMILTON              /s/ JOAN SMITH                /s/ RON EACHUS
Roger Hamilton                  Joan Smith                    Ron Eachus
Chairman                        Commissioner                  Commissioner


Enclosure (Enron letter dated May 27, 1997)
c:     Charles L. Best
       Attorney at Law
       Suite 805
       1220 S.W. Morrison Street
       Portland, OR  97205